SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):—

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):—

EXPLANATORY NOTE

On November 30, 2021, Eco Wave Power Global AB (publ) (the “Company”) issued a press release titled “Eco Wave Power – Publication of Interim Report for The Nine Months Ended September 30, 2021” announcing the publication of the Interim Report of Eco Wave Power Global AB (publ) as of and for the nine months period ended September 30, 2021 in accordance with Swedish law (the “Interim Report”). A copy of this press release, a copy of the Interim Report prepared in Swedish Kronor (SEK), and a copy of the Interim Report prepared in U.S. dollars (USD) are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively.

Exhibit No.
99.1	Press release dated November 30, 2021 titled “Eco Wave Power – Publication of Interim Report for The Nine Months Ended September 30, 2021.”
99.2	Interim Report of Eco Wave Power Global AB (publ) for the nine months period ended September 30, 2021, in SEK.
99.3	Interim Report of Eco Wave Power Global AB (publ) for the nine months period ended September 30, 2021, in USD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ INNA BRAVERMAN
Inna Braverman
Chief Executive Officer

Date: November 30, 2021

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